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                                                                       EXHIBIT 1
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Contacts:

For Media:
Jim Monroe, MCI WorldCom +1 202 887 2241
                     pager: 800 724 3624 pin # 1561552

For Investors:
Gary Brandt, MCI WorldCom +1 601 360 8544

MCI WORLDCOM ANNOUNCES INTENTION TO ACQUIRE AUSTRALIA'S OZEMAIL LIMITED

TELECOM FIRM HAS PURCHASED 14.9 PERCENT OF AUSTRALIAN ISP

Jackson, MS, December 13, 1998 and Sydney, Australia, December 14, 1998 - MCI WorldCom, Inc. (Nasdaq: WCOM) today acquired 21,863,174 newly issued ordinary shares in OzEmail Limited ("OzEmail") and announced that it will make a cash offer for all of the issued ordinary shares (including ADSs) of OzEmail (Nasdaq:
OZEMY, ASX: OZM).

UUNET Holdings Australia Pty Limited, a wholly owned subsidiary of MCI WorldCom, will make an all cash offer to acquire all of the issued ordinary shares of OzEmail at a price of US$2.20 per share, currently equivalent to approximately A$3.54 per share(1), including ADSs at a price of US$22.00 per ADS. OzEmail has 146,732,714 ordinary shares issued and outstanding after the placement to MCI WorldCom, representing a total value for OzEmail's ordinary issued and outstanding shares of approximately US$322.8 million, currently equivalent to approximately A$520.0 million(1), based on MCI WorldCom's offer price.

MCI WorldCom acquired the relevant interest in 21,863,174 ordinary shares by way of a share subscription agreement with OzEmail at US$2.00 per share, currently equivalent to approximately A$3.22 per share(1). The share subscription agreement gave MCI WorldCom a relevant interest in approximately 14.9 percent of OzEmail's expanded issued and outstanding ordinary shares.

Subject to completion of the transaction, OzEmail would become the Australian Internet operating arm of MCI WorldCom's UUNET subsidiary, a global leader in Internet communications solutions.

"The Asia-Pacific region is of key strategic importance to us and the synergies between OzEmail and MCI WorldCom are clear," said MCI WorldCom Vice Chairman John Sidgmore. "The local fiber we are deploying in Australia complements OzEmail's Internet presence and the vast international resources of MCI WorldCom, particularly our worldwide Internet backbone, will bring improved global connectivity to OzEmail's customers."

OzEmail is one of the most successful Internet Service Providers (ISPs) in Australia. Based in Sydney, the firm offers a wide range of Internet services throughout both Australia and New Zealand. OzEmail's network includes approximately 80 Points of Presence (POPs) covering virtually the entire Australian population, as well as 15 POPs in New Zealand, which provides equally comprehensive coverage in that market. OzEmail's services include dial-up and leased line Internet access, wholesale services to other ISPs, web hosting services through its subsidiary WebCentral and Internet-based voice offerings.

The offer provides OzEmail shareholders with a premium of approximately 50 percent over the weighted average trading price of OzEmail shares over the last three months on the Nasdaq National Market(2).

The offer will remain open, unless extended, for at least one month from the date of the offer, which is expected to be in early January. Pending commencement of the offer, a copy of any offering documents filed with the Australian Securities and Investments Commission ("ASIC") will also be filed by MCI WorldCom with the United States Securities and Exchange Commission ("SEC") as a exhibit to its current report on Form 8-K, as soon as practicable after their registration with the ASIC.

The offer will be conditional upon, among other things:
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MCI WorldCom being entitled to proceed, under the Australian Corporations Law, to compulsory acquisition of all of OzEmail's shares at the expiration of the offer;
all Australian and other necessary governmental and regulatory approvals being received, including approval by the Foreign Investment Review Board in Australia; and no prescribed occurrences (as defined in the Australian Corporations Law) (including, for example, the grant of options, liquidation or asset disposition) occurring in relation to OzEmail or any of its subsidiaries during the offer period.

Under the offer, OzEmail shareholders will be able to elect to receive payment in either US ore Australian dollars. Australian dollar payment will be converted from US dollars using the exchange rate when funds are paid by MCI WorldCom.

Merrill Lynch & Co will act as Dealer Manager for the offer in the United States and as financial adviser to MCI WorldCom. For further information in relation to the offer, please contact Bruce McLennan or Fleur Jouault at Merrill Lynch in Australia on +612 9226 5306/5342.

MCI WorldCom is a global communications company with revenue of more than $30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 38,000 buildings worldwide. For more information on MCI WorldCom, visit the World Wide Web at http://www.mciworldcom.com or http://www.wcom.com.

(1)  Exchange rate of US$1:A$0.6208 as of December 11, 1998.
(2)  Per Bloomberg Financial Markets from Friday December 11, 1998.
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                                 PRESS RELEASE




            OZEMAIL ANNOUNCES ISSUE OF 14.9% STAKE TO MCI WORLD COM


OzEmail Limited announced that it has issued 21,863,174 ordinary shares (equivalent to 2,186,317 ADSs), constituting approximately 14.9% of the outstanding shares following the issuance, to UUNET Holdings Australia Pty Limited, a wholly owned subsidiary of MCI WorldCom Inc., at a purchase price equal to US$2.00 per share (equivalent to US$20.00 per ADS). OzEmail said that its Board of Directors has approved the issue of the shares.

MCI WorldCom has advised the Company that MCI WorldCom intends to make a takeover bid for all outstanding shares of the Company at a price of US$22.00 per ADS (US$2.20 per share) net to the seller in cash. At the OzEmail board meeting, Malcolm Turnbull, Sean Howard, and Trevor Kennedy, directors of the Company (who together beneficially owned approximately 54% of the outstanding OzEmail shares prior to the MCI WorldCom issuance) indicated that, subject to reviewing the offer documents to be prepared by MCI WorldCom and absent a more favourable offer, they intended to accept the offer. The Board indicated that it intends to make a recommenda tion to OzEmail shareholders after it has had an opportunity to review MCI WorldCom's offer document and Part A Statement.